Exhibit 99.1

GE Announces Exchange Offer Results

95.8 % of Old Preferred Stock tendered in the Exchange Offer

FAIRFIELD, Conn. – January 20, 2015 – General Electric Company (“GE”) (NYSE: GE) today announced the final results of its completed offer to exchange, on a one-for-one basis, new 5.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D, $1.00 par value, with a liquidation preference of $1,000 per share (CUSIP No. 369604 BQ5) (the “New Preferred Stock”) for its existing three series of preferred stock, consisting of its:

•	4.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, $1.00 par value, with a liquidation preference of $1,000 per share (CUSIP No. 369604 BM4) (the “Series A Preferred Stock”);

•	4.10% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, $1.00 par value, with a liquidation preference of $1,000 per share (CUSIP No. 369604 BN2) (the “Series B Preferred Stock”); and

•	4.20% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, $1.00 par value, with a liquidation preference of $1,000 per share (CUSIP No. 369604 BP7) (the “Series C Preferred Stock,” and together with the Series A Preferred Stock and the Series B Preferred Stock, the “Old Preferred Stock”).

The exchange offer expired at 12:00 midnight, New York City time, at the end of the day on January 19, 2016. On January 20, 2016, GE will issue 5,694,493 shares of its New Preferred Stock. GE accepted each share of its Old Preferred Stock that was validly tendered and not validly withdrawn, as described below.

In addition, each holder of GE’s Series A Preferred Stock will receive a cash payment of $10.00 per share of Series A Preferred Stock tendered by such holder and accepted in the exchange offer, and each holder of GE’s Series B Preferred Stock will receive a cash payment of $5.00 per share of Series B Preferred Stock tendered by such holder and accepted in the exchange offer. Furthermore, participating holders tendering shares of Old Preferred Stock will also receive a cash payment equivalent to a dividend accruing at the 5.00% per annum fixed rate of the New Preferred Stock from December 15, 2015 to January 19, 2016.

Based on the final count by the exchange agent, Computershare Trust Company, N.A., the final results of the exchange offer are as follows:

•	5,694,493 shares (95.8%) of Old Preferred Stock tendered and accepted

•	2,686,760 shares (96.7%) of shares of Series A Preferred Stock tendered and accepted

•	2,008,376 shares (96.9%) of shares of Series B Preferred Stock tendered and accepted

•	999,357 shares (91.3%) of shares of Series C Preferred Stock tendered and accepted

The settlement date for the exchange offer is expected to be January 20, 2016.

Advisors

BofA Merrill Lynch served as the dealer manager for the exchange offer. Georgeson, Inc. served as the information agent for the exchange offer.

About GE

GE (NYSE: GE) is a global digital industrial company, transforming industry with software-defined machines and solutions that are connected, responsive and predictive. GE is organized around a global exchange of knowledge, the “GE Store,” through which each business shares and accesses the same technology, markets, structure and intellect. Each invention further fuels innovation and application across our industrial sectors. With people, services, technology and scale, GE delivers better outcomes for customers by speaking the language of industry. www.ge.com.

Investor Contact:

Matt Cribbins, (203) 373-2424, matthewg.cribbins@ge.com

Media Contacts:

GE:

Seth Martin, (203) 572-3567, seth.martin@ge.com

GE Capital:

Susan Bishop, (203) 750-5362, susan.bishop@ge.com

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Additional Information and Where to Find It

The terms and conditions of the exchange offer are more fully described in a registration statement on Form S-4, which includes a Prospectus, and a Schedule TO, each previously filed by GE with the Securities and Exchange Commission (the “SEC”), in each case as amended. The Prospectus contains important information about the exchange offer, GE and related matters, and GE delivered the Prospectus to holders of Old Preferred Stock.

Holders of Old Preferred Stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Holders of Old Preferred Stock may also obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that GE files electronically with the SEC and that may be obtained for free. The address of that website is http://www.sec.gov. Holders of Old Preferred Stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on that website.

GE has retained Georgeson, Inc. as the information agent for the exchange offer. If you have any questions about the terms of the exchange offer, you may contact the information agent at (800) 676-0098 (toll-free in the United States) or (781) 575-2137 (international).

Forward-Looking Statements

This communication contains “forward-looking statements”—that is, statements related to future, not past, events. In this context, forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” or “target.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the exchange offer. Uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include the failure or inability to consummate the exchange offer in a timely manner or at all, the failure or inability to make or take any filing or other action required to consummate the exchange offer in a timely manner or at all, and changes in market conditions. These or other uncertainties may cause our actual future results to be materially different from those expressed in our forward-looking statements.

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